[Letterhead of Wachtell, Lipton, Rosen & Katz]

Direct Dial: (212) 403-1309
Direct Fax: (212) 403-2309
E-Mail: DAKatz@wlrk.com

July 31, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:      Cardinal Health, Inc.
           Form 10-K for fiscal year ended June 30, 2005
           Filed September 12, 2005
           Form 8-K/A (Amendment No. 2) Dated April 26, 2007
           Filed June 15, 2007
           File Number 1-11373

Dear Mr. Rosenberg:

     On behalf of our client, Cardinal Health, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that appeared in your letter, dated July 17, 2007, with respect to the filing referenced above.

     For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Jim Rosenberg
U.S. Securities and Exchange Commission
July 31, 2007

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations

Bulk and Non-Bulk Customers, page 9

1. Please refer to your June 18, 2007 response to the first bullet of comment 1 of our May 11, 2007 letter and clarify for us why you have had to allocate “cost of product” between bulk and non-bulk customers’ segment expenses in determining bulk and non-bulk segment profit. In your June 12, 2006 letter (under your response to comment 1(b) of our April 21, 2006) and in your August 22, 2006 letter (under your response to comment 1(f) of our August 14, 2006 letter), you asserted that “the Company does track the cost of product . . . on bulk transactions.” If you do not track “cost of product,” please reconcile for us the accuracy of that assertion to your assertions in your June and August 2006 letters.

Response: While it is true that the Company tracks the “cost of product” for bulk transactions, “cost of product” is not the same as the GAAP measure for “cost of products sold,” as used in our financial statements. As explained in more detail below, the Company’s “cost of product” is essentially the replacement cost of an item from inventory, as opposed to historical cost. The Company adjusts the replacement cost to GAAP “cost of products sold” for presentation in its financial statements. A more detailed explanation is provided below.

Cost of products sold for branded and generic pharmaceuticals and consumer health products is the “cost of product” (that is, the current WAC1 relieved from inventory upon the sale of product) less pharmaceutical price appreciation, less other fees earned from manufacturers (including distribution service agreement fees, manufacturer cash discounts and manufacturer rebates and incentives) plus or minus other inventory charges and credits (including LIFO charges and credits).

The pricing in the majority of the Company’s customer agreements for the distribution of branded and generic pharmaceuticals and consumer health products is tied to WAC at the time a product is sold to the customer (i.e., WAC plus or minus a negotiated percentage per customer contract terms). As such, the Company’s perpetual inventory systems carry inventory at the current WAC, which may differ from the price that the Company paid the manufacturer for an inventory item. In order to accurately reflect up-to-date WAC information, the Company’s perpetual inventory systems periodically (at least daily) update the

1 Wholesale acquisition cost (“WAC”) is the published price at which a manufacturer sells a product to wholesalers. Current WAC is the WAC of a product at the time the product is sold by the Company.

Jim Rosenberg U.S. Securities and Exchange Commission July 31, 2007 Page 3

extended inventory values to current WAC. For a given branded product, the change in WAC is generally inflationary. In order to continue to reflect inventory and cost of products sold on the Company’s financial statements in compliance with generally accepted accounting principles, the changes in the extended inventory values created by revaluing the inventory to current WAC are accumulated in a separate contra inventory account.

As products are sold, the perpetual inventory system relieves the product cost at the current WAC, which in turn is charged to cost of products sold. In addition, cost of products sold is reduced as the Company relieves the contra inventory account for the pharmaceutical price appreciation and other fees earned from the manufacturer at the time of sale (this is recognized using an inventory turns calculation.) Due to the manner in which the inventory revaluation changes are accumulated in the contra inventory account and then recognized, the Company does not track the revaluation changes between bulk and non-bulk customers. The Company does track the portion of cost of products sold related to the relief of inventory from the perpetual inventory system at current WAC between bulk and non-bulk customers. This is the only component of cost of products sold that the Company specifically tracks between bulk and non-bulk customers.

Fees paid to the Company by certain manufacturers for distribution services the Company provides to the manufacturers, rebates and other incentives received from manufacturers, and manufacturer cash discounts are not tracked by the Company at the product level because they are typically tied to the Company’s total purchases or total sales of multiple product items supplied by the applicable manufacturer. All these components are recorded collectively, rather than individually, and therefore are not tracked as individual items between bulk and non-bulk customers.

For the Staff’s convenience, a simplified example illustrating the Company’s process of accounting for the purchase and sale of inventory is included in Annex A to this letter.

2.	Please refer to the segment expense allocation bullets on the top of page 10.
	•	Cost of products sold: “based upon the inventory and sales mix of customers and products within each classification and by applying calculated margin rate earned on these customers and products,”
	•	Warehouse expense: “based upon the number of invoice lines filed by customer;
	•	Delivery expense: “based upon invoices generated;” and
	•	Sales expense: “based upon invoices generated;”

Jim Rosenberg U.S. Securities and Exchange Commission July 31, 2007 Page 4

For each allocation indicated above, please clarify for us in disclosure-type format what the “based upon” means so that an investor may understand each allocation method and why you believe the method makes sense for the particular expense category,. In doing so please ensure that you describe the nature of the expense included in each category and that you clarify certain terms that are used such as “inventory and sales mix,” “calculated margin rate,” “invoice lines” and “invoices generated.”

Response: Segment expenses were allocated between bulk customers and non-bulk customers using various allocation methods and assumptions. The following is a description of the major cost components of segment expenses and the allocation methods used for each of the components:

· Cost of products sold for branded and generic pharmaceuticals and consumer health products is the “cost of product” (that is, the current wholesale acquisition cost (“WAC”) for the sales of product from inventory which is specifically tracked between sales to bulk and non-bulk customers) less pharmaceutical price appreciation, less other fees earned from manufacturers (including distribution service agreement fees, manufacturer cash discounts and manufacturer rebates and incentives) plus or minus other inventory charges and credits (including LIFO charges and credits). The Company uses allocation methods that it believes provide a reasonable correlation to underlying charges and credits associated with cost of products sold. The Company has allocated these components between bulk and non-bulk customers as follows:

- Pharmaceutical price appreciation and distribution service agreement fees2 are not specific to a particular product, and therefore the Company allocated these among the manufacturers’ products in proportion to the relative sales volume of each product. After allocating them to the products, the Company allocated them between bulk and non-bulk customers in proportion to sales of each product to bulk and non-bulk customers.

- Manufacturer cash discounts represent cash incentives received from manufacturers for prompt payment of invoices.

2 For the Staff’s convenience, the Company wishes to inform the Staff that the terms “pharmaceutical price appreciation” and “distribution service agreement fees” will be described elsewhere in the respective Form 10-Q or 10-K as follows: Pharmaceutical price appreciation results from the fluctuations in a manufacturer’s WAC of products currently included in the Company’s inventory (the change in WAC between the time that the Company purchases the product and sells the product). Distribution service agreement fees represent fees charged to manufacturers for services provided by the Company related to the distribution of the manufacturer’s product.

Jim Rosenberg U.S. Securities and Exchange Commission July 31, 2007 Page 5

Manufacturer cash discounts were allocated in proportion to the manufacturer’s WAC associated with the sales to bulk and non-bulk customers.

- Manufacturers’ rebates and incentives are based on the individual agreements entered into with manufacturers related to specific products. The Company allocates the rebates and incentives to sales of product groups, which are then allocated in proportion to sales to bulk and non-bulk customers within each product group.

- Other inventory charges and credits include changes for outdated and returned inventory items and fluctuation in inventory reserves, which include LIFO reserves. The Company estimated the portion of these inventory charges and credits attributable to each product and then allocated them between bulk and non-bulk customers in proportion to the sales of these products. As stated in footnote 2 below, LIFO reserves are not allocated between bulk and non-bulk customers.

· Warehouse expense includes labor-related expenses associated with receiving, shipping and handling the inventory as well as warehouse storage costs including insurance, taxes, supplies and other facility costs. Warehouse expense was allocated in proportion to the number of invoice line items filled for each bulk or non-bulk customer because this provided a reasonable correlation between a customer’s order and the level of effort associated with receiving, shipping and handling that order;

· Delivery expense includes transportation costs associated with physically moving the product from the warehouse to the customer’s designated location. Delivery expense was allocated in proportion to the number of invoices generated for each bulk or non-bulk customer because this was a reasonable correlation to the level of delivery efforts;

· Sales expense includes personnel-related costs associated with sales and customer service activities. A portion of sales expense that could be identified specifically to classes of non-bulk customers was allocated to non-bulk customers. The remaining portion of sales expense was allocated in proportion to the number of invoices generated for each bulk or non-bulk customer because this was a reasonable correlation to the level of sales effort; and

· General and administrative expenses were allocated in proportion to the units of products sold to bulk or non-bulk customers. These expenses were allocated using a reasonable assumption that general and administrative

Jim Rosenberg
U.S. Securities and Exchange Commission
July 31, 2007

expenses typically increase or decrease in direct relation to the volume of sales.

* * * *

     Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or Brian Lane , at (202) 887-3646. At the Staff’s request, Jeffrey W. Henderson, Chief Financial Officer, or Stuart G. Laws, Chief Accounting Officer will be available to answer any questions that you may have.

Very truly yours,

/s/ David A. Katz

David A. Katz

Enclosures

cc: Lisa Vanjoske
          Securities and Exchange Commission
     Ivan K. Fong
     Jeffrey W. Henderson
         Cardinal Health, Inc.
     Brian Lane
         Gibson, Dunn & Crutcher
     Irving Dennis
          Ernst & Young.

Jim Rosenberg
U.S. Securities and Exchange Commission
July 31, 2007

Annex A

For simplicity, the example only considers the impact of pharmaceutical price appreciation.

Day 1

The Company purchases an inventory item from a manufacturer for $20, which is the current WAC.

The item is received in the inventory system at $20.

DR Inventory $20
     CR Accounts Payable $20

At end of day on Day 1 the inventory system carries the inventory at $20 and the inventory value included on the Company’s financial statements is $20.

Day 2

The manufacturer institutes a price increase whereby WAC changes to $25. The Company’s perpetual inventory system adjusts the value of the inventory to the new WAC. The inventory system generates a general ledger posting to increase the inventory account for the WAC adjustment with an offsetting credit to a contra inventory account.

DR Inventory $5
     CR Contra Inventory $5

At end of day on Day 2 the inventory system carries the value of the inventory at $25, however, the inventory value included on the Company’s financial statements continues to be $20 ($25 - $5).

Day 3

The Company sells the inventory to a customer under a contract which provides pricing to the customer at WAC less 4%.

Product is sold to customer for $24 (Current WAC of $25 x 0.96):

DR Accounts Receivable $24
     CR Revenue $24

Inventory is relieved from inventory system at the current WAC:

Jim Rosenberg
U.S. Securities and Exchange Commission
July 31, 2007

DR Cost of Products Sold $25
     CR Inventory $25

The contra inventory account is credited (as noted above, this is done based on inventory turns):

DR Contra inventory $5
     CR Cost of Products Sold $5

A comparison of the Company’s internal income statement and external financial reporting income statements for the three day period is as follows:

Internal			External

Sales	$24	Sales	$24
Inventory Reduction (a)(25)		Cost of Product Sold	20
Sell Margin (b)	(1)	Gross Margin	$4

Buy-side Margin (b)	5
Gross Margin	$4

(a)	This balance is not actually presented on the Company’s internal financial statements, however, for clarity it is presented in this example.

(b)	Sell Margin and Buy-side Margin are non-GAAP terms that are commonly used in the pharmaceutical distribution industry. Sell Margin is used as an indicator of the Company’s ability to negotiate pricing with its customers and Buy-side Margin is used as an indicator of the Company’s ability to purchase product at favorable pricing from manufacturers. Buy-side Margin is comprised of the pharmaceutical price appreciation described above plus the portion of manufacturer distribution service agreement fees, manufacturer cash discounts, and manufacturer rebates and incentives recognized as a reduction to cost of products sold for the period.